UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Intersect ENT, Inc.

(Name of Issuer)

$0.001 par value common stock

(Title of Class of Securities)

46071F 10 3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 46071F 10 3	Page 2 of 10 Pages

1.	Names of Reporting Persons. PTV Sciences II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,576,966 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,576,966 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 46071F 10 3	Page 3 of 10 Pages

1.	Names of Reporting Persons. Pinto Technology Ventures GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,576,966 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,576,966 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 46071F 10 3	Page 4 of 10 Pages

1.	Names of Reporting Persons. Pinto TV GP Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,576,966 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,576,966 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 46071F 10 3	Page 5 of 10 Pages

1.	Names of Reporting Persons. Matthew Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,576,966 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,576,966 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 46071F 10 3	Page 6 of 10 Pages

1.	Names of Reporting Persons. Rick Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,576,966 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,576,966 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:

Intersect ENT, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1555 Adams Drive, Menlo Park, California 94025

Item 2.

(a) Name of Person(s) Filing:

This statement on Schedule 13G is filed by PTV Sciences II, L.P. (“PTVS II”), Pinto Technology Ventures GP II, L.P. (“PTV GP II”), Pinto TV GP Company LLC (“TV GP”), Matthew Crawford (“Mr. Crawford”) and Rick Anderson (“Mr. Anderson” and, collectively with PTVS II, PTV GP II, TV GP and Mr. Crawford, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 3600 N. Capital of Texas Highway, Building B180, Austin, Texas 78746.

(c) Citizenship:

PTVS II	Delaware
PTV GP II	Delaware
TV GP	Delaware
Mr. Crawford	U.S. Citizen
Mr. Anderson	U.S. Citizen

(d) Title of Class of Securities:

common stock, $0.001 par value per share (the “Common Stock”)

(e) CUSIP Number: 46071F 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly(1)	Sole Voting Power(1)	Shared Voting Power(1)	Sole Dispositive Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
PTVS II	2,576,966	0	2,576,966	0	2,576,966	2,576,966	11.0%
PTV GP II (2)	0	0	2,576,966	0	2,576,966	2,576,966	11.0%
TV GP (2)	0	0	2,576,966	0	2,576,966	2,576,966	11.0%
Mr. Crawford (2)	0	0	2,576,966	0	2,576,966	2,576,966	11.0%
Mr. Anderson (2)	0	0	2,576,966	0	2,576,966	2,576,966	11.0%

(1)	Represents the number of shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2014.
(2)	Pinto Technology Ventures GP II, L.P. (“PTV GP II”) is the general partner of PTV Sciences II, L.P. (“PTVS II”). Pinto TV GP Company LLC (“TV GP”) is the general partner of PTV GP II. Each of Messrs. Crawford and Anderson is a manager of TV GP and is deemed to have beneficial ownership of the shares held by PTVS II.
(3)	This percentage is calculated based upon 23,376,751 shares of Common Stock outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

PTV Sciences II, L.P.
By:	Pinto Technology Ventures GP II, L.P
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP II, L.P.
its General Partner
By:	Pinto TV GP Company LLC
its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

/s/ Matthew Crawford
Matthew Crawford

/s/ Rick Anderson
Rick Anderson

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: February 4, 2015

PTV Sciences II, L.P.
By:	Pinto Technology Ventures GP II, L.P its General Partner
By:	Pinto TV GP Company LLC its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto Technology Ventures GP II, L.P. its General Partner
By:	Pinto TV GP Company LLC its General Partner

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew Crawford
Name:	Matthew Crawford
Title:	Manager

/s/ Matthew Crawford
Matthew Crawford

/s/ Rick Anderson
Rick Anderson